Mail Stop 4720

June 2, 2009

Richard E. Francis, Jr.
Chairman of the Board and Chief Executive Officer
Symbion, Inc.
40 Burton Hills Boulevard
Suite 500
Nashville, TN 37215

      Re: Symbion, Inc.
                Form 10-K for the Year Ended December 31, 2008
                Filed March 31, 2009
                File No. 000-50574

Dear Mr. Francis:

        We have limited our review of the above filing to the issue identified below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits and Financial Statement Schedules

1. We note that the exhibits and schedules to Exhibits 10.3 and 10.13 do not appear to have been filed. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 10-K to file a full and complete copy of the agreements listed as Exhibits 10.3 and 10.13, including any exhibits, schedules and appendices which are included in such

agreements. Please note that if these exhibits or schedules to Exhibits 10.3 and 10.13 are otherwise filed as an exhibit you may insert a note on the page which the annex or schedule is to be located as to the filed location of the document.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director